UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

QSAM Biosciences, Inc.

(Name of Issuer)

Common Stock par value of $.0001

(Title of Class of Securities)

74738N103

(CUSIP Number)

October 15, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G	Page 2 of 7

CUSIP No. 74738N103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Strategic Planning Assets, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 3,430,632*

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 3,430,632*

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,430,632*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.1%**

*Consisting of 1,868,132 shares of common stock and 1,562,500 shares of common stock receivable upon conversion of Series B preferred stock
**The percentage is calculated based upon total outstanding shares of 66,169,164 as of December 17, 2021, as provided by QSAM Biosciences, Inc.

12.	Type of Reporting Persons (See Instructions): CO

Schedule 13G	Page 3 of 7

CUSIP No. 74738N103

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Simon Nai-Cheng Hsu

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power: 3,430,632*

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 3,430,632*

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,430,632*

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 5.1%**

*Consisting of 1,868,132 shares of common stock and 1,562,500 shares of common stock receivable upon conversion of Series B preferred stock
**The percentage is calculated based upon total outstanding shares of 66,169,164 as of December 17, 2021, as provided by QSAM Biosciences, Inc.

12.	Type of Reporting Persons (See Instructions): IN

Schedule 13G	Page 4 of 7

Item 1. (a)	Name of Issuer: QSAM Biosciences, Inc.

Item 1. (b)	Address of Issuer’s Principal Executive Offices: 9442 Capital of Texas Hwy N, Plaza 1, Suite 500, Austin, TX 78759

Item 2. (a)	Name of Person Filing:

This Schedule 13G is being filed by Strategic Planning Assets, Ltd. (“Strategic Planning”) and Simon Nai-Cheng Hsu (“Simon Hsu” or “Mr. Hsu”) with regard to common stock and Series B stock convertible into common stock of QSAM Biosciences, Inc., a Delaware corporation. Strategic Planning is an investment holding company. Mr. Hsu, its sole director and 100% shareholder, takes all major decisions on behalf of Strategic Planning, including investment decisions. As such, the power to vote and dispose or direct the disposition of securities on behalf of Strategic Planning is vested in Mr. Hsu. As of the date of this report, Mr. Hsu has the sole power to vote and dispose or direct the disposition of 3,430,632 shares of common stock (including securities convertible into common stock) of the Issuer owned by Strategic Planning. This consists of 1,868,132 shares of common stock and Series B preferred stock convertible into 1,562,500 shares of common stock.

Item 2. (b)	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is 1200-1201, 12/F, Wing on Centre, 111 Connaught Road Central, Hong Kong, Hong Kong, 999077.

Item 2. (c)	Citizenship:

Strategic Planning Assets, Ltd. is incorporated in British Virgin Islands. Simon Nai-Cheng Hsu is a citizen of Hong Kong.

Item 2. (d)	Title of Class of Securities: Common Stock and Preferred Stock

Item 2. (e)	CUSIP Number: 74738N103

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

Schedule 13G	Page 5 of 7

Item 4. Ownership

Reporting Person	Amount Beneficially Owned		Percent of Class		Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of		Shared Power to Dispose or to Direct the Disposition of
Strategic Planning Assets, Ltd.	3,430,632	*	5.1	%**	3,430,632	*	-	3,430,632	*	-
Simon Nai-Cheng Hsu	3,430,632	*	5.1	%**	3,430,632	*	-	3,430,632	*	-

*Consisting of 1,868,132 shares of common stock and 1,562,500 shares of common stock receivable upon conversion of Series B preferred stock

**The percentage is calculated based upon total outstanding shares of 66,169,164 as of December 17, 2021, as provided by QSAM Biosciences, Inc.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Schedule 13G	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 5, 2022

Strategic Planning Assets Limited

/s/ Simon Nai-Cheng Hsu
Name:	Simon Nai-Cheng Hsu
Title:	Director

Simon Nai-Cheng Hsu

By:	/s/ Simon Nai-Cheng Hsu

Schedule 13G	Page 7 of 7

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934 (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer”. The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Dated: January 5, 2022

Strategic Planning Assets Limited

/s/ Simon Nai-Cheng Hsu
Name:	Simon Nai-Cheng Hsu
Title:	Director

Simon Nai-Cheng Hsu

By:	/s/ Simon Nai-Cheng Hsu